Exhibit 99.5

News release...
Date: 7 August 2007
Ref: PR542G
Government of Québec confirms that Rio Tinto’s offer for Alcan meets all of the requirements of the Continuity Agreement
Montreal, Melbourne and London — August 7, 2007 — The Government of Québec announced today that it has accepted the conclusions of the Board of Directors of Alcan with respect to the proposed acquisition of Alcan by a subsidiary of Rio Tinto, announced on July 12, 2007, and has confirmed that Rio Tinto’s offer respects the terms of the Continuity Agreement between Alcan and the Government of Québec, signed in 2006 as part of a US$1.8 billion investment program for the Saguenay-Lac-Saint-Jean region.
Rio Tinto’s chief executive, Tom Albanese, stated: “This decision by the Government of Québec underscores the shared values of Rio Tinto and Alcan, including our dedication to environment, health, safety and local communities. As we move forward together, we are confident that the continued and expanded commitments to Québec will ensure sustainable growth for the Province’s aluminum industry. Rio Tinto has been an investor in Québec and Canada for decades and is committed to growing the combined Rio Tinto Alcan presence, particularly in Québec. The announcement by the Government of Québec means we have satisfied one of the conditions of our offer, and brings completion one step closer.”
“We are very pleased that the Government of Québec agrees that the proposed transaction with Rio Tinto will maintain Alcan’s commitments to the province,” said Dick Evans, President and Chief Executive Officer, Alcan Inc. “The Continuity Agreement was a reflection of the outstanding partnership Alcan has historically enjoyed with Québec’s government and communities. Ensuring that this partnership continues for decades to come was vitally important to Alcan and a key element in our deliberations as to the right course for our company. We are excited by the opportunities that Rio Tinto Alcan represents, and that Québec will serve as home base to the world’s leading aluminum business.”
For the purposes of the Continuity Agreement, Alcan agreed that, in the event of a proposed acquisition of control, its Board of Directors would only approve a prospective acquirer who met the necessary requirements in terms of ongoing commitments relevant to the health and prospects of the economy and society of Québec. Rio Tinto has satisfactorily demonstrated to the Board of Directors of Alcan and to the Government of Québec that, as a result of the proposed transaction, there is no reasonable basis to believe that there will be a diminishment of Alcan’s commitment to the economy and society of Québec or a direct or indirect negative impact on the economy and society of Québec.
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

About Alcan
Alcan Inc. (NYSE, TSX: AL) is a leading global materials company, delivering high quality products, engineered solutions and services worldwide. With world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminum fabrication, engineered solutions as well as flexible and specialty packaging today’s Alcan is well positioned to meet and exceed its customers’ needs. Alcan is represented by 68,000 employees, including its joint-ventures, in 61 countries and regions, posted revenues of US$23.6 billion in 2006. The Company has featured on the Dow Jones Sustainability World Index. For more information, please visit: www.alcan.com.
About Rio Tinto
Rio Tinto is a world leader in exploration, extraction and adding value to mineral resources. The group operates in the aluminum, iron, industrial minerals (borax, titanium dioxide, salt, and talc), gold, copper, diamond and energy (coal and uranium) sectors.
Rio Tinto employs some 35,000 employees in 20 countries around the world, of which approximately 4,300 are in Canada. Rio Tinto’s Canadian holdings include QIT Fer et Titane Inc., of Sorel-Tracy and Havre St. Pierre, Quebec; the Iron Ore Company of Canada of Sept-Iles, Quebec and Labrador City, Newfoundland and Labrador; Diavik Diamond Mines, of Yellowknife, Northwest Territories; and Rio Tinto Exploration, headquartered in Vancouver, British Columbia with projects throughout Canada. All are amongst the world leaders in their respective sectors.
The Group’s objective is to maximize the overall long term return to shareholders through a strategy of investing in large, cost competitive mines, driven by the quality of each opportunity, not the choice of commodity.
Wherever Rio Tinto operates, the health and safety of its employees is the first priority. The Group seeks to contribute to sustainable development. It works as closely as possible with the host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

Contacts

Alcan

Media relations	Investor relations

Bryan Tucker	Ulf Quellmann
Office : +1-514-848-8511	Office : +1 514 848 8368
media.relations@alcan.com	Investor.relations@alcan.com

Rio Tinto

Media Relations

London	Australia

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Canada/USA

Andrew Vickerman
Mobile: +44 (0)7711 879614

Investor Relations

London	Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010978	Mobile: +61 (0) 418 933 792
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Additional information
IMPORTANT INFORMATION:
The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the ”Offer”) is being made by Rio Tinto Canada Holding Inc. (the ”Offeror”), an indirect wholly-owned subsidiary of Rio Tinto.
The Offer will be open for acceptance until 6:00 p.m., Eastern Time, on September 24, 2007, unless extended or withdrawn by the Offeror.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, the Offeror has filed with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan has filed a directors’ circular with respect to the Offer. The Offeror has also filed with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Alcan has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.
While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.
The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to Rio Tinto’s Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument
The Offer is made to holders in Belgium of shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission on 2 August 2007. The offer document and the Belgian Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument
Forward looking statements
This announcement may contain statements which constitute ‘forward-looking statements’ about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the Offer, and may be (but are not necessarily) identified by the use of phrases such as ‘will’, ‘intend’, ‘estimate’, ‘expect’, ‘anticipate’, ‘believe’ and ‘envisage’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan’s most recent periodic and current reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.
Other than in accordance with their legal and regulatory obligations (including, in the case of Rio Tinto, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto nor Alcan is under any obligation and each of Rio Tinto and Alcan expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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